Confidential draft registration statement no. 6 submitted to the Securities and Exchange Commission on May 23, 2016. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TPI Composites, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3511	20-1590775
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 100

Scottsdale, AZ 85253

(480) 305-8910

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Steven C. Lockard

Chief Executive Officer

TPI Composites, Inc.

8501 N. Scottsdale Rd.

Gainey Center II, Suite 100

Scottsdale, AZ 85253

(480) 305-8910

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

H. David Henken, Esq. Bradley C. Weber, Esq. Ryan S. Sansom, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	William E. Siwek Chief Financial Officer Steven Fishbach, Esq. General Counsel TPI Composites, Inc. 8501 N. Scottsdale Rd. Gainey Center II, Suite 100 Scottsdale, AZ 85253 (480) 305-8910	Sandra L. Flow, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

TPI Composites, Inc. is filing this Amendment No. 5 to its Registration Statement on Form S-1 (the “Registration Statement”) solely to re-file Exhibits 10.3 and 10.9 to the Registration Statement in response to comments from the Securities and Exchange Commission (the “SEC”) regarding a confidential treatment request submitted to the SEC with respect to Exhibits 10.3, 10.7, 10.8, 10.9 and 10.10 of Item 16(a) of Part II of the Registration Statement, which is hereby amended to include revised redacted versions of Exhibits 10.3 and 10.9.

No other changes have been made to the preliminary prospectus constituting Part I of the Registration Statement and no changes have been made to Items 13, 14, 15, 16(b) or 17 of Part II of the Registration Statement. Accordingly, the preliminary prospectus constituting Part I of the Registration Statement and Items 13, 14, 15, 16(b) and 17 of Part II of the Registration Statement have been omitted.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules.

Schedule I—Condensed Financial Information of the Registrant

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Scottsdale, State of Arizona, on this              day of                     , 2016.

TPI Composites, Inc.

By:	Steven C. Lockard, Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of TPI Composites, Inc., hereby severally constitute and appoint Steven C. Lockard and William E. Siwek, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on the              day of                     , 2016.

Signature	Title	Date

Steven C. Lockard	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2016

Wayne G. Monie	Chief Manufacturing Technology Officer and Director	, 2016

William E. Siwek	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2016

Stephen Bransfield	Director	, 2016

Michael L. DeRosa	Director	, 2016

Philip J. Deutch	Director	, 2016

Paul G. Giovacchini	Director and Chairman of the Board	, 2016

Signature	Title	Date

Jack A. Henry	Director	, 2016

James A. Hughes	Director	, 2016

Scott N. Humber	Director	, 2016

Daniel G. Weiss	Director	, 2016

Exhibit Index

Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Tenth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2**	Form of Eleventh Amended and Restated Certificate of Incorporation of the Registrant

3.3***	Amended and Restated By-laws of the Registrant, as currently in effect

3.4**	Form of Second Amended and Restated By-laws of the Registrant

4.1**	Specimen Stock Certificate

4.2***	Third Amended and Restated Investor Rights Agreement by and among the Registrant and the investors named therein, dated June 17, 2010, as amended

4.3***	Third Amended and Restated Right of First Refusal, Co-Sale and Voting Agreement by and among the Registrant and the investors named therein, dated June 17, 2010

4.4**	Form of Series B Warrant

4.5**	Form of Common Warrant

5.1**	Opinion of Goodwin Procter LLP

10.1**‡	2008 Stock Option and Grant Plan, as amended by Amendment No. 1 dated August 14, 2008 and Amendment No. 2 dated December 30, 2008, and forms of award agreements thereunder

10.2**‡	2015 Stock Option and Incentive Plan and forms of award agreements thereunder

10.3*†	Financing Agreement between the Registrant, Highbridge Principal Strategies, LLC and the other parties named therein, dated August 19, 2014, as amended

10.4**	Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated March 24, 2011, as amended

10.5**	Super Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated May 9, 2014

10.6**	Super Senior Redeemable Preferred Stock Purchase Agreement by and among the Registrant and the investors named therein, dated June 30, 2014

10.7**†	Supply Agreement between General Electric International, Inc. and TPI Kompozit Kanat Sanayi ve Ticaret A.S. entered into as of December 21, 2011, as amended

10.8**†	Supply Agreement between General Electric International, Inc. and TPI Iowa, LLC entered into as of September 6, 2007, as amended

10.9*†	Supply Agreement between General Electric International, Inc. and TPI China, LLC entered into as of January 1, 2007, as amended

10.10**†	Supply Agreement between General Electric International, Inc. and TPI Mexico, LLC entered into as of October 18, 2013, as amended.

10.11**	Lease between TPI Iowa, LLC and Opus Northwest L.L.C. dated November 13, 2007, as amended

10.12**	Commencement Date Memorandum entered into as of July 25, 2008 between TPI Iowa LLC and Opus Northwest, L.L.C.

10.13**	Lease between TPI Kompozit Kanat Sanayi ve Ticaret A.S. and Med Union Containers A.S. dated March 16, 2012

Number	Description

10.14**	Lease between TPI Wind Blade Dafeng Company Limited and Jiangsu Erhuajie Energy Equipment Co., Ltd dated November 27, 2013, as amended

10.15**	Lease between the Registrant (f/k/a LCSI Holding, Inc.) and Gainey Center II LLC dated June 12, 2007, as amended

10.16**	Lease between TPI, Inc. (f/k/a TPI Composites, Inc.) and Borden & Remington Fall River LLC dated as of December 1, 2008, as superseded by Standard Industrial Lease between TPI, Inc. and Borden & Remington Fall River LLC dated June 28, 2010, as amended

10.17**	Lease between Composite Solutions, Inc. and TN Realty, LLC dated September 30, 2004, as amended

10.18**	Lease between TPI-Composites S. de R.L. de C.V. and Deutsche Bank México, S.A. Institución de Banca Múltiple, Division Fiduciaria, as Trustee of Trust F/1638 dated April 15, 2013, as amended

10.19**	Lease between TPI-Composites S. de R.L. de C.V. and The Bank of New York Mellon, S.A., as Trustee in the Trust F/00335 dated September 25, 2013

10.20**	Lease between TPI Mexico, LLC and Trailer Transfer, Inc. dated October 16, 2013

10.21**	Lease between TPI Mexico, LLC and Lanestone 1, LLC, dated April 14, 2014

10.22**	Plant and Equipment Lease Contract between TPI Composites (Taicang) Co., Ltd. and Suzhou Tianneng Power Wind Mold Co., Ltd dated May 1, 2014

10.23**‡	Form of Employment Agreement between the Registrant and each of its executive officers

10.24**	Form of Indemnification Agreement

10.25**	Contract between TPI Composites (Taicang) Co. Ltd. and Mr. Jun Ji, dated August 4, 2015

21.1**	List of Subsidiaries

23.1**	Consent of KPMG LLP

23.2**	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in page II-2)

*	Filed herewith.

**	To be filed by amendment.

***	Previously filed

†	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933.

‡	Indicates compensatory plan or arrangement.